SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 13)


                             ATLANTIS PLASTICS, INC.
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                                (Name of Issuer)


                      Class A Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                    049156102
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

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CUSIP No. 049156102        SCHEDULE 13G              Page 2 of 9 Pages
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  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Earl W. Powell

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America
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                                 5    SOLE VOTING POWER          1,310,438(1)
            NUMBER OF          -------------------------------------------------
              SHARES             6    SHARED VOTING POWER        1,568,198(1)
           BENEFICIALLY        -------------------------------------------------
             OWNED BY            7    SOLE DISPOSITIVE POWER     1,310,438(1)
               EACH            -------------------------------------------------
            REPORTING            8    SHARED DISPOSITIVE POWER   1,568,198(1)
           PERSON WITH
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,878,636(1)

--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                     [X] (2)

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 41.2%(1)

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  12    TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

(2) The aggregate amount in Row 9 does not include (a) 2,690 shares of Class A Common Stock owned of record by the Reporting Person's spouse (in such spouse's Individual Retirement Account) (b) 5,394 shares of Class A Common Stock owned of record by Powell Family Irrevocable Trust, CHP, Trustee ("Family Trust #1") and (c) 1,926 shares of Class A Common Stock owned of record by Powell Family Irrevocable Trust, LEB, Trustee ("Family Trust #2"), with respect to which the Reporting Person disclaims beneficial ownership.

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CUSIP No. 049156102        SCHEDULE 13G              Page 3 of 9 Pages
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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Phillip T. George, M.D.

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

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  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

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                                 5    SOLE VOTING POWER          1,097,624(1)
            NUMBER OF          -------------------------------------------------
              SHARES             6    SHARED VOTING POWER        1,568,198(1)
           BENEFICIALLY        -------------------------------------------------
             OWNED BY            7    SOLE DISPOSITIVE POWER     1,097,624(1)
               EACH            -------------------------------------------------
            REPORTING            8    SHARED DISPOSITIVE POWER   1,568,198(1)
           PERSON WITH
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,665,822(1)

--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 39.0%(1)

--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

------------------------                       ------------------------------
CUSIP No. 049156102        SCHEDULE 13G              Page 4 of 9 Pages
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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Triad Capital Fund

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

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  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Illinois

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                                 5    SOLE VOTING POWER                   -0-
            NUMBER OF          -------------------------------------------------
              SHARES             6    SHARED VOTING POWER        1,554,385(1)
           BENEFICIALLY        -------------------------------------------------
             OWNED BY            7    SOLE DISPOSITIVE POWER              -0-
               EACH            -------------------------------------------------
            REPORTING            8    SHARED DISPOSITIVE POWER   1,554,385(1)
           PERSON WITH
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,554,385(1)

--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                 Not Applicable                                           [ ]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 25.1%(1)

--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

------------------------                       ------------------------------
CUSIP No. 049156102        SCHEDULE 13G              Page 5 of 9 Pages
------------------------                       ------------------------------


Item 1(a).        Name of Issuer.

                  Atlantic Plastics, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  1870 The Exchange
                  Suite 200
                  Atlanta, Georgia  30339

Item 2(a).        Name of Person Filing.

                  This statement is filed on behalf of Earl W. Powell, Phillip
                  T. George, M.D., and Triad Capital Fund (individually, a "Reporting Person," and collectively, the "Reporting Persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

Item 2(b).        Address of Principal Business Office.

                  The address of the principal business office for each of Earl Powell and Triad Capital Fund is:

                  2665 South Bayshore Drive, Suite 800
                  Miami, Florida 33133

                  The address of the principal business office for Phillip T. George, M.D. is:

                  2601 South Bayshore Drive, Suite 725
                  Miami, Florida 33133

Item 2(c).        Citizenship.

                  Each of Earl W. Powell and Phillip T. George, M.D. is a citizen of the United States of America. Triad Capital Fund was organized under the laws of the State of Illinois.

Item 2(d).        Title of Class of Securities.

                  Class A Common Stock

Item 2(e).        CUSIP Number.

                  049156102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

                  Not applicable.

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CUSIP No. 049156102        SCHEDULE 13G              Page 6 of 9 Pages
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Item 4.           Ownership.

                                                       Amount
Reporting Person                               Beneficially Owned(1)                  Percent of Class(1)(2)
---------------------------------        ----------------------------------      --------------------------------
Earl W. Powell                                     2,878,636(3)(4)                           41.2%(5)
Phillip T. George, M.D.                            2,665,822(4)(6)                           39.0%(7)
Triad Capital Fund                                 1,554,385(8)                              25.1%(9)

                                                    Power to Vote                        Power to Dispose
                                         ----------------  ----------------      --------------   ---------------
Reporting Person                              Sole               Shared              Sole               Shared
Earl W. Powell                             1,310,438(3)       1,568,198(4)        1,310,438(3)       1,568,198(4)
Phillip T. George, M.D.                    1,097,624(6)       1,568,198(4)        1,097,624(6)       1,568,198(4)
Triad Capital Fund                                 0          1,554,385(8)                0          1,554,385(8)

------------------

(1) The number of shares and percentage of Class A Common Stock includes shares to which such Reporting Person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) of the Act. Each share of Class B Common Stock is convertible at the election of the holder thereof into one share of Class A Common Stock.

(2) Calculated on the basis of 4,856,846 shares of Class A Common Stock outstanding on December 31, 2000.

(3) Includes (i) 179,497 shares of Class A Common Stock directly owned by the Reporting Person; (ii) 353,316 shares of Class A Common Stock issuable upon conversion of Class B Common Stock directly owned by the Reporting Person; (iii) 77,625 shares of Class A Common Stock issuable upon exercise of options that are either immediately exercisable or exercisable within 60 days; and (iv) 335,482 shares of Class A Common Stock and 364,518 shares of Class A Common Stock issuable upon conversion of Class B Common Stock indirectly owned by the Reporting Person through CWB Limited Partnership, a limited partnership ("CWB") of which the Reporting Person is the sole limited partner. The general partner of CWB is Powell Western Investments, Inc., of which the Reporting Person is a director and a controlling shareholder.

(4) Includes 221,353 shares of Class A Common Stock and 1,333,032 shares of Class A Common Stock issuable upon conversion of Class B Common Stock directly owned by Triad Capital Fund ("Triad"). The general partner of Triad is Trivest of Florida, Ltd., a Florida limited partnership ("Trivest of Florida"). Trivest, Inc., a Delaware corporation ("Trivest"), is the general partner of Trivest of Florida. Mr. Powell, President and Chief Executive Officer of Trivest, and Dr. George, Chairman of the Board of Trivest, own 100 percent of Trivest's outstanding common stock. Includes 13,813 shares held of record by Trivest Plan Sponsor, Inc., a Delaware corporation owned by Dr. George and Mr. Powell.

(5) Assuming the issuance of (i) 2,050,866 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person and (ii) 77,625 shares of Class A Common Stock upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(6) Includes (i) 386,157 shares of Class A Common Stock directly owned by the Reporting Person; (ii) 72,023 shares of Class A Common Stock held of record by the Reporting Person as custodian for his minor children under the Florida Uniform Gifts to Minors Act (with respect to which the Reporting Person disclaims beneficial ownership); (iii) 608,319 shares of Class A Common Stock issuable upon conversion

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CUSIP No. 049156102        SCHEDULE 13G              Page 7 of 9 Pages
------------------------                       ------------------------------

         of Class B Common Stock directly owned by the Reporting Person; and
         (iv) 31,125 shares of Class A Common Stock issuable upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(7) Assuming the issuance of (i) 1,941,351 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person; and (ii) 31,125 shares of Class A Common Stock upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(8) The Reporting Person owns of record and has shared power to vote and dispose of 221,353 shares of Class A Common Stock and 1,333,032 shares of Class B Common Stock.

(9) Assuming the issuance of 1,333,032 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person.

         Mr. Powell and Dr. George beneficially own, directly or indirectly (through their shared control of Triad and Trivest Plan Sponsor, Inc.), in the aggregate, 3,976,260 shares of Class A Common Stock (after giving effect to conversion of Class B Common Stock and exercise of options), representing 54.8% of the Class A Common Stock (after giving effect to conversion of Class B Common Stock and exercise of options). Mr. Powell and Dr. George may be deemed controlling persons of the Issuer by virtue of their direct and indirect beneficial ownership of Class A Common Stock as well as by virtue of their serving as the Issuer's Chairman and Vice Chairman of the Board, respectively.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not Applicable.

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CUSIP No. 049156102        SCHEDULE 13G              Page 8 of 9 Pages
------------------------                       ------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 9, 2001                         /s/ Earl W. Powll
                                          -----------------
                                          EARL W. POWELL

                                          /s/ Phillip T. George
                                          ---------------------
                                          PHILLIP T. GEORGE, M.D.

                                          TRIAD CAPITAL FUND

                                          By:    Trivest of Florida, Ltd.,
                                                 General Partner

                                          By:    Trivest, Inc.,
                                                 General Partner


                                                 By:  /s/ Daniel J. Katsikas
                                                      ----------------------
                                                      Daniel J. Katsikas
                                                      Chief Financial Officer

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CUSIP No. 049156102        SCHEDULE 13G              Page 9 of 9 Pages
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                                    EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

 February 9, 2001                         /s/ Earl W. Powell
                                          ------------------
                                          EARL W. POWELL

                                          /s/ Phillip T. George
                                          ---------------------
                                          PHILLIP T. GEORGE, M.D.

                                          TRIAD CAPITAL FUND

                                          By:    Trivest of Florida, Ltd.,
                                                 General Partner

                                          By:    Trivest, Inc.,
                                                 General Partner



                                                 By: /s/ Daniel J. Katsikas
                                                     ----------------------
                                                     Daniel J. Katsikas
                                                     Chief Financial Officer